UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number: 333-239650-02
Carvana Auto Receivables Trust 2021-P1
(Exact name of registrant as specified in its charter)

300 East Rio Salado Parkway, Tempe, AZ 85281, (602) 922-9866
______________________________________________________________________
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A-1 0.15590% Asset Backed Notes
Class A-2 0.28% Asset Backed Notes
Class A-3 0.54% Asset Backed Notes
Class A-4 0.86% Asset Backed Notes
Class B 1.19% Asset Backed Notes
Class C 1.53% Asset Backed Notes
Class D 1.82% Asset Backed Notes
Class N 2.16% Asset Backed Notes
Class XS Asset Backed Notes
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(Titles of each class of securities covered by this Form)

None
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	X

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Carvana Auto Receivables Trust 2020-P1 has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARVANA RECEIVABLES DEPOSITOR LLC, as Depositor

By:	/s/ Mike McKeever
Name: Mike McKeever
President and Chief Executive Officer
Date: April 8, 2026